September 30, 2019

David L. Gitlin
Chief Executive Officer
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418

       Re: Carrier Global Corporation
           Amendment No. 1 to
           Draft Registration Statement on Form 10-12B
           Submitted September 16, 2019
           CIK No. 0001783180

Dear Mr. Gitlin:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Risk Factors, page 23

1. We note your risk factor disclosure that if the Court of Chancery of the State of Delaware dismisses an action for lack of jurisdiction, the action may be brought in the federal court for the District of Delaware. This is inconsistent with your disclosure in the Description of Carrier Capital Stock that if no state court located within the State of Delaware has jurisdiction over a specified claim, the sole and exclusive forum for the claim will be the federal district court for the District of Delaware. Please reconcile this disclosure and clarify whether your exclusive forum provision requires a claim under the Securities Act or Exchange Act to be dismissed in state court prior to bringing the claim in federal court.
 David L. Gitlin
Carrier Global Corporation
September 30, 2019
Page 2
      If so, please explain why you believe this is consistent with Section 27 of the Exchange
      Act which creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
       You may contact Amy Geddes, Staff Accountant at (202) 551-3304 or Doug Jones, Staff
Accountant, at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid L. Gitlin
                                                            Division of
Corporation Finance
Comapany NameCarrier Global Corporation
                                                            CF Office of
Technology
September 30, 2019 Page 2
cc:       Edward J. Lee, Esq.
FirstName LastName